January 19, 2005



Mail Stop 0409

Jon R. Burney, Esq.
FTD Group, Inc.
3113 Woodcreek Drive
Downers Grove, Illinois  60515

Re:	FTD Group, Inc.
	Amendment No. 1 to
      Registration Statement on Form S-1 Filed January 7, 2005
      Registration No. 333-120723

Dear Mr. Burney:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure that affiliates of Leonard Green & Partners will purchase common stock sold in this offering. Please supplementally provide us with any agreements entered into with respect to your sale of shares to these affiliates of Leonard Green &
Partners.

Prospectus Summary, page 1

2. Please include in the summary a section that discloses all the benefits to be received by your affiliates, including Leonard Green &
Partners and its affiliates, in connection with this offering. Please include the redemption of shares held by Leonard Green & Partners and its affiliates, prepayment fees to be paid in connection with these redemptions and fees paid in connection with the termination of the management agreement.

3. We note your response to prior comment 7. Please avoid compounding your growth rates, especially over only a two-year period, as this will smooth actual annual results.

4. Please move the summary risk factors so that they immediately follow "Competitive Strengths."

5. We note your disclosure regarding the 2004 merger in the summary and elsewhere in the prospectus. Please revise the disclosure to describe the terms of the transaction in more detail. For example, please disclose the aggregate consideration paid to the prior shareholders, the debt incurred by FTD Group, Inc. to finance the buyout, the shares issued to Leonard Green & Partners in the buyout and the corresponding equity contributed for each such class of shares. Please retain your disclosure regarding the merger consideration received by your current executive officers.

6. Please revise the summary risk factors and the risk factor section to quantify the amount of your accumulated deficit. In this connection we note from your response to comment 7 that you have included disclosure on page 6 regarding your cumulative deficit, however, we are unable to locate such disclosure.

7. Please revise to quantify the amount of your debt in your last bullet point summary risk factor.

Use of Proceeds, page 32

8. Please add more detail regarding the uses of the proceeds pending redemption of the notes.

9. Please disclose which indebtedness you intend to repay with the proceeds of the over-allotment option, if any.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 39

10. Please include in your overview a discussion of your financing strategy, including the current difficulties created by your interest obligations, the impact of the proposed offering on your capitalization and your plans, if any, to further reduce your indebtedness.

      Liquidity and Capital Resources, page 53

11. Refer to your table of key cash flow information on page 54.
We
note your presentation of non-GAAP financial data. Revise your disclosure pursuant to Item 10(e) of Regulation S-K or remove the non-GAAP financial data from your filing.

Related Party Transactions, page 64

12. Please conform your disclosure regarding the 2004 merger to changes made in the prospectus summary in response to comment 1.

Management, page 77

Status as a Controlled Company, page 84

13. We refer to the Principal Stockholders table on page 87. Based on the table it appears that you will not be a "controlled company."
Consequently, please disclose how and when you intend to comply with the various NYSE requirements regarding the composition of your board and board committees. Please disclose which of your current directors you consider to be "independent" for these purposes and when you expect to appoint additional directors, if any. Please also disclose, when known, which directors will serve on your audit, compensation and nominating committees.

Certain Relationships and Related Party Transactions, page 88

14. Please include a summary of benefits received by Mr. Soenen in connection with the 2004 merger, his subsequent resignation and his rehiring.

2004 Merger, page 88

15. Please conform your disclosure regarding the 2004 merger to changes made in the prospectus summary in response to comment 1.

Agreements Related to the 2004 Merger, page 88

16. Please disclose the number of shares purchased from Mr.
Norton,
Ms. Hofferberth and Ms. Wolfe.

17. Please disclose the price per share paid by Mr. Soenen and Ms. Wolfe in their September 30, 2004 share acquisition. Please disclose how you determined the value of the shares issued in connection with this sale.

Share Eligible for Future Sale, page 96

18. Please disclose which shareholders will not be subject to the lock-up agreements and the number of shares they hold.

Underwriting, page 101

19. Please clarify that the discount and commission table does not include shares to be sold to affiliates of Leonard Green &
Partners,
L.P.

20. Please disclose that certain of your shareholders have also agreed to the lock-up.

21. We note your disclosure regarding services performed by Goldman,
Sachs & Co. in the 2004 merger. Please disclose all material prior relationships between the managing underwriters and you and your affiliates.

Legal Opinion

22. We note that your counsel has assumed that certain proceedings regarding the authorization of the shares will have been completed.
Please direct counsel to remove this assumption from the opinion as they should review the necessary corporate resolutions authorizing the issuance of the shares. If these resolutions will not be made available to counsel prior to effectiveness, please advise us why.

23. We note the reference to Delaware General Corporation Law. Please have counsel revise the opinion to reflect, or supplementally confirm, that it concurs with our understanding that the reference and limitation to Delaware General Corporation Law includes the statutory provisions and also applicable provisions of the Delaware
Constitution and reported judicial decisions interpreting these laws.
If counsel chooses to supplementally confirm, please file counsel`s supplemental confirmation as correspondence on the EDGAR system.

Consolidated Financial Statements

24. Reference is made to the audit report and consent of Ernst & Young LLP to be signed upon completion of the reverse common stock split described in the "Reverse Common Stock" section of Note 1 to the consolidated financial statements. Please provide a pre-effective amendment to the registration statement with the preface removed and the accountant`s report and consent signed.


*  *  *  *

      	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Rachel Zablow at (202) 942-5336 or Donna DiSilvio, Accounting Branch Chief, at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-Advisor, at
(202) 824-5445 or the undersigned at (202) 942-1766 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief


cc:	Howard A. Sobel, Esq. (via facsimile)
      Latham & Watkins, LLP




??

??

??

??

FTD Group, Inc.
Page 5